Exhibit 99.1

GRAVITY REPORTS NON-CONSOLIDATED FINANCIAL RESULTS FOR 2015

Seoul, South Korea, March 25 2016 – GRAVITY Co., Ltd. (NasdaqCM: GRVY) (“Gravity’” or the “Company’”), an online and mobile game developer and publisher based in South Korea, announces its non-consolidated financial results for the fiscal year ended December 31, 2015, prepared in accordance with Accounting Standards for Non-Public Entities in Korea. Financial statements are available on Edgar at http://www.sec.gov.

REVIEW OF FINANCIAL RESULTS

Revenues and Cost of Revenues

Revenues for 2015 were KRW 16,282 million (US$ 13,925 thousand), representing a 6.1% decrease from KRW17,340 million for 2014.

Royalties and licensing fees revenue for 2015 was KRW 11,578 million (US$ 9,902 thousand), representing a 11.6% decrease from KRW 13,096 million for 2014. This decrease primarily resulted from decreased revenues from Ragnarok Online in Japan and the strengthening of the Korean Won against the Japanese Yen.

Subscription revenue increased by 10.7% to KRW 3,674 million (US$ 3,142 thousand) in 2015 from KRW 3,320 million in 2014. The increase resulted mainly from the increase in revenues from Ragnarok Online in Korea.

Mobile game revenue for 2015 was KRW 882 million (US$ 754 thousand), representing a 25.1% increase from KRW 705 million for 2014.

Character merchandising and other revenue was KRW 148 million (US$ 127 thousand) in 2015, representing a 32.4% decrease from KRW 219 million in 2014.

Cost of revenues was KRW 13,707 million (US$ 11,723 thousand) in 2015, representing a 10.9% decrease from KRW 15,386 million in 2014. The decrease in cost of revenues was mainly attributable to decreased salaries, amortization on intangible assets and rent.

As a result of the foregoing factors, gross profit for 2015 was KRW 2,575 million (US$ 2,202 thousand), representing a 31.8% increase from KRW 1,954 million for 2014. The gross profit ratio increased to 15.8% in 2015 from 11.3% in 2014.

Selling, General & Administrative Expenses (“SG&A”)

The Company’s total SG&A increased 3.0% to KRW 11,286 million (US$ 9,652 thousand) in 2015 compared with KRW 10,954 million in 2014. This increase in SG&A was mostly attributable to increased advertising expenses and R&D expenses.

Based on the foregoing factors, the Company recorded an operating loss of KRW 8,711 million (US$ 7,450 thousand) in 2015, compared to an operating loss of KRW 9,000 million in 2014.

Non-operating Income and Non-operating Expenses

Non-operating income for 2015 was KRW 2,241 million (US$ 1,917 thousand) compared with KRW 1,894 million in 2014 representing a 18.3% increase, which primarily due to gain on disposition of securities under equity method relates to Gravity Middle East & Africa FZ-LLC, which was liquidated in November 2015. Non-operating expenses for 2015 were KRW 7,991 million (US$ 6,834 thousand), a 46.2% increase from KRW 5,467 million in 2014, which was primarily due to impairment loss on intangible assets relates to Ragnarok Online II. Such increase was partially offset by decrease of loss on valuation of equity-method investments.

Loss before income tax for 2015 was KRW 14,461 million (US$ 12,367 thousand), compared with loss before income tax of KRW 12,573 million in 2014.

Gravity recorded a net loss of KRW 15,726 million (US$ 13,450 thousand) in 2015 compared with a net loss of KRW 20,030 million in 2014.

The balance of cash and cash equivalents and short-term financial instruments was KRW 33,654 million (US$ 28,782 thousand) as of December 31, 2015.

Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the rate of KRW 1,169.26 to US$1.00, the noon buying rate in effect on December 31, 2015 as quoted by the Federal Reserve Bank of New York.